August 31, 2011

Via EDGAR and FedEx

Ms. Melissa N. Rocha

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	MannKind Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed on March 16, 2011
File No. 000-50865

Ladies and Gentlemen:

This letter is being transmitted by MannKind Corporation (the “Company”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated August 18, 2011 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Management’s Discussion & Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 51

1.	Please provide us proposed disclosure to be included in future periodic reports explaining the changes in cash provided by/used in operating activities, investing activities and financing activities for all periods presented.

Response:

The Company proposes to include in future periodic reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2011, disclosure comparable to the following disclosure for the year ended December 31, 2010 (relevant disclosure is highlighted in bold and italics):

During the year ended December 31, 2010, we used $148.7 million of cash for our operations and had a net loss of $170.6 million for the year, of which $30.9 million consisted of non-cash charges such as depreciation and amortization, and stock-based compensation. By comparison, during the year ended December 31, 2009, we used $184.1 million of cash for our operations and had a net loss of $220.1 million, of which $38.9 million consisted of non-cash charges such as depreciation and amortization, and stock-based compensation. In addition, we recorded a loss on disposal of fixed assets of $12.8 million during the year ended December 31, 2009. During the year ended December 31,

2008, we used $271.3 million of cash for our operations, and had a net loss of $303.0 million, of which $37.1 million consisted of non-cash charges. Cash used for our operations for the year ended 2010 decreased by $35.4 million compared to cash used for our operations for the year ended 2009 due primarily to decreased cash used for the clinical development of AFREZZA, including decreases in cash used for purchases of raw material and clinical supplies, and reduced salary-related costs as a result of a reduction in force implemented in April 2009. Cash used for our operations for the year ended 2009 decreased by $87.2 million compared to cash used for our operations for the year ended 2008 due primarily to decreased cash used for the clinical development of AFREZZA as we completed our pivotal AFREZZA trials during 2008, including decreases in cash used for purchases of raw material and clinical supplies. We expect our negative operating cash flow to continue at least until we obtain regulatory approval and achieve commercialization of AFREZZA.

We used $11.7 million of cash in investing activities during the year ended December 31, 2010, compared to $3.1 million for the year ended December 31, 2009. For the years ended December 31, 2010 and 2009, $9.5 million and $18.9 million, respectively, of cash were used to purchase machinery and equipment to expand our manufacturing operations and our quality systems that support clinical trials for AFREZZA. For the year ended December 31, 2008, we used $99.9 million of cash in investing activities, of which $82.5 million was used for machinery and equipment purchases, mainly to expand our manufacturing operations, and net purchases of marketable securities of $17.6 million. Cash used in investing activities for the year ended 2010 increased by $8.7 million compared to cash used in investing activities for the year ended 2009 due to net cash used for purchases of marketable securities of $2.2 million in 2010 compared to net cash generated from sales and maturities of marketable securities of $15.8 million in 2009 offset by a decrease in purchases of property, plant and equipment. Cash used in investing activities for the year ended 2009 decreased by $96.9 million compared to cash used in investing activities for the year ended 2008 due to decreased cash used for the purchase of machinery and equipment and net cash generated from sales and maturities of marketable securities of $15.8 million in 2009 compared to net cash used for purchases of marketable securities of $17.6 million in 2008.

Our financing activities generated $196.4 million of cash for the year ended December 31, 2010, compared to $189.5 million for the same period in 2009. For the year ended December 31, 2010, cash from financing activities was primarily from a senior convertible notes offering completed in August 2010, related party borrowings and the sale of common stock to Seaside 88, LP during the fourth quarter of 2010 as well as the exercise of stock options. For the year ended December 31, 2009, cash from financing activities was primarily from the common stock offering completed in August 2009 and related party borrowings as well as the exercise of stock options. Our financing activities provided cash of $30.6 million for the year ended December 31, 2008, primarily from related party borrowings as well as the exercise of stock options. Cash from financing activities for the year ended 2010 increased by $6.9 million compared to cash from financing for the year ended 2009 due to proceeds from the issuance of the 5.75% Senior Convertible Notes due 2015 in August 2010, offset by decreased related party borrowings and sales of common stock. Cash from financing for the year ended 2009 increased by $158.9 million compared to cash from financing for the year ended 2008 due to increased related party borrowings and the proceeds from the common stock offering in August 2009.

Notes to Consolidated Financial Statements

8. Senior convertible notes, page 79

2.	Please provide us an analysis of whether the conversion option for all convertible notes issued should be a derivative liability.

Response:

The Company has two convertible notes offerings outstanding as of December 31, 2010: Notes due 2015 and Notes due 2013 (collectively, the “Notes”). The details of the conversion option in each of the notes and analysis of the accounting are as follows:

On August 18, 2010, the Company completed a Rule 144A offering of $100.0 million aggregate principal amount of 5.75% Senior Convertible Notes due 2015. Holders of the Notes due 2015 may convert, at any time prior to the close of business on the business day immediately preceding the stated maturity date, any outstanding principal into shares of the Company’s common stock at an initial conversion rate of 147.0859 shares per $1,000 principal amount, which is equal to a conversion price of approximately $6.80 per share, subject to adjustment. Except in certain circumstances, if the Company undergoes a fundamental change: (1) the Company will pay a make-whole premium, to be settled in shares of the Company’s common stock, on the Notes due 2015 converted in connection with a fundamental change by increasing the conversion rate on such Notes, which amount, if any, will be based on the Company’s common stock price and the effective date of the fundamental change, and (2) each holder of Notes due 2015 will have the option to require the Company to repurchase all or any portion of such holder’s Notes due 2015 at a repurchase price of 100% of the principal amount of the Notes due 2015 to be repurchased plus accrued and unpaid interest, if any.

On December 12, 2006, the Company completed an offering of $115.0 million aggregate principal amount of 3.75% Senior Convertible Notes due 2013, including $15.0 million aggregate principal amount of the Notes due 2013 sold pursuant to the underwriters’ over-allotment option that was exercised in full. Holders may convert, at any time prior to the close of business on the business day immediately preceding the stated maturity date, any outstanding Notes due 2013 into shares of the Company’s common stock at an initial conversion rate of 44.5002 shares per $1,000 principal amount of Notes due 2013, which is equal to a conversion price of approximately $22.47 per share, subject to adjustment. Except in certain circumstances, if the Company undergoes a fundamental change: (1) the Company will pay a make-whole premium, to be settled in shares of the Company’s common stock, on the Notes due 2013 converted in connection with a fundamental change by increasing the conversion rate on such Notes due 2013, which amount, if any, will be based on the Company’s common stock price and the effective date of the fundamental change, and (2) each holder of the Notes due 2013 will have the option to require the Company to repurchase all or any portion of such holder’s Notes due 2013 at a repurchase price of 100% of the principal amount of the Notes due 2013 to be repurchased plus accrued and unpaid interest, if any.

The Company performed the following analysis to determine whether the conversion option on each of the Notes represented an embedded derivative which should be accounted for separately from the debt instrument. However, there is a scope exception in ASC 815-10-15-74 Certain Contracts Involving an Entity’s Own Equity, which does not require separate derivative accounting of the conversion option if the contracts are considered to be indexed to a company’s own stock and classified in shareholders’ equity. As the conversion option for both the 2015 and 2013 Notes meets the scope exception, the Company concluded that the conversion option does not require separate derivative accounting.

Analysis of the conversion option:

The conversion option for each of the Notes offerings contains similar terms. The following analysis of the accounting of the conversion option applies to both the 2015 and 2013 Notes, unless noted otherwise.

Per ASC 815-15-25-1 an embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10 if and only if all of the following criteria are met:

a. The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

Analysis: The conversion option is an equity feature, and equity features are not considered to be clearly and closely related to debt host contracts. As such, the conversion option is not considered to be clearly and closely related to the host contract. Criterion met.

b. The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

Analysis: The fair value option was not elected with respect to the Notes, thus the Notes are not remeasured at fair value through earnings. Criterion met.

c. A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Subtopic.

Analysis: The conversion option meets the definition of a derivative in ASC 815-10-15 based on the following analysis:

Definition of a derivative – a derivative instrument is a financial instrument or other contract with all of the following characteristics:

a.	The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required: (1) one or more underlyings, and (2) one or more notional amounts or payment provisions or both.

Analysis: The underlying of the conversion option is the price of common shares and the notional is the number of shares into which the Notes are convertible. Characteristic is met.

b.	The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

Analysis: The conversion option does not require an initial net investment that would be required for other types of contracts that would be expected to have a similar response to changes in market factors (e.g. stock price). In this case, the presumed initial net investment for the conversion option is its fair value, which is smaller, by more than a nominal amount, than the cost of the underlying common shares. Characteristic is met.

c.	The contract can be settled net by any of the following means:

1)	Its terms implicitly or explicitly require or permit net settlement.

2)	It can readily be settled net by a means outside the contract.

3)	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

Analysis: Although the conversion option requires delivery of shares, the common shares of the Company are publicly traded on NASDAQ. As such, the recipient of shares has the ability to monetize those shares by selling them on the NASDAQ exchange, readily converting the shares to cash, and putting the recipient of the shares in a position not substantially different from net settlement. Note that conversion of all or a substantial number of Notes simultaneously could result in delivery of a number of shares that is so great that an attempt to sell them on the NASDAQ exchange could affect the stock price and invalidating the net settlement conclusion. However, in this case the Notes can be individually converted in increments of $1,000, which results in the delivery of a number of shares substantially less than the Company’s average daily trading volume. This confirms the fact that the conversion option meets the net settlement characteristic.

Based on the above analysis, the conversion option should be separated from the host contract and accounted for as a derivative instrument pursuant to ASC 815-10. Although the conversion option meets the above criteria, a scope exception is included in the literature, which does not require separate derivative accounting if the conversion option is considered to be indexed to a company’s own stock and classified in shareholders’ equity.

Scope Exception

The following analysis evaluates the scope exception per ASC 815-10-15-74 Certain Contracts Involving an Entity’s Own Equity. If the conversion option meets both criteria in the scope exception: (1) indexed to a company’s own stock and (2) classified in shareholders’ equity, then the conversion option will not be considered to be a derivative. The following analysis evaluates those criteria per the guidance.

1. Indexed to its own stock

Freestanding or hybrid financial instruments discussed in paragraphs 815-40-15-5 through 15-8 are considered indexed to an entity’s own stock within the meaning of this Subtopic and paragraph 815-10-15-74(a) for the issuer provided that all of the following conditions are met:

a)	The contingency provisions are not based on either of the following:

1.	An observable market, other than the market for the issuer’s stock (if applicable)

2.	An observable index, other than those calculated or measured solely by reference to the issuer’s own operations, for example, sales revenue of the issuer, earnings before interest, taxes, depreciation, and amortization, of the issuer, net income of the issuer, or total equity of the issuer.

b)	Once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.

ASC 815-40-15-7 contains a two-step approach to determining whether an equity-linked freestanding financial instrument (or embedded feature) is indexed to a reporting entity’s stock.

Step 1: Evaluate the Instrument’s Contingent Exercise Provisions, if any (ASC 815-40-15-7A).

An exercise contingency would not preclude an instrument (or embedded feature) from being considered indexed to an entity’s own stock provided that it is not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer, EBITDA [earnings before interest, taxes, depreciation, and amortization] of the issuer, net income of the issuer, or total equity of the issuer).

If the evaluation of Step 1 does not preclude an instrument from being considered indexed to the entity’s own stock, the analysis would proceed to Step 2.

Step 2: Evaluate the Instrument’s Settlement Provisions (ASC 815-40-15-7B through 15-7I).

An equity-linked instrument meets the Step 2 requirement if either of the following two conditions is met:

1.	The instrument is a “fixed-for-fixed” forward or option on equity shares.

2.	When the instrument’s strike price (i.e., exercise or forward price) or the number of shares used to calculate the settlement amount is not fixed, the only variables that could affect the instrument’s settlement amount are inputs used in the pricing (fair value measurement) of a fixed-for-fixed forward or option on equity shares.

Analysis:

Step 1 Considerations

Exercise contingency provisions:

The holders of the Notes may exercise the conversion option at any time, thus there is no exercise contingency. As such, the conversion option is not precluded from being considered indexed to the Company’s own stock and further evaluation is required pursuant to Step 2.

Step 2 Considerations

Settlement adjustment provisions:

Due to the fact that the conversion rate can be adjusted upon certain contingent events, the conversion option is not a fixed-for-fixed forward or option on equity shares; thus it does not meet the first settlement provision condition for being considered indexed to the Company’s own stock. However, for each of the conversion option adjustment provisions identified (e.g. make-whole premium upon a fundamental change), the only variables that could affect the instrument’s settlement amount are inputs used in the pricing (fair value measurement) of a fixed-for-fixed forward or option on equity shares; thus the second settlement provision condition for being considered indexed to the Company’s own stock is met. The adjustment provisions analyzed were analogous to adjustments in Example 17 at ASC 815-40-55-42 through 43 and Example 19 (as it relates to the make-whole premium upon a fundamental change) at ASC 815-40-55-45 through 46. As only one of the two settlement provision conditions needs to be met in Step 2, the conversion option is not precluded from being considered indexed to the Company’s own stock.

Summary: Based on the analysis performed, the conversion option in the Notes meets the conditions in ASC 815-40 to be considered indexed to the Company’s own stock.

As the Company met the first criteria under the scope exception per ASC 815-10-15-74 Certain Contracts Involving an Entity’s Own Equity, the Company evaluated the second of the two criteria, (2) classified in shareholders’ equity.

2. Classified in stockholders’ equity in its statement of financial position.

Because any contract provision that could require net cash settlement precludes accounting for a contract as equity of the entity, all of the following conditions must be met for a contract to be classified as equity:

a. Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.

Analysis: Per the indentures under which the Notes were issued, the conversion option of the Notes can be settled in unregistered shares. Criterion met.

b. Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

Analysis: The Company has sufficient authorized and unissued shares available to settle the conversion option for the Notes after considering all commitments that may require the issuance of stock including options outstanding, restricted stock units outstanding, and the Notes and the related make-whole provisions, as well as the share lending agreement in connection with the 2015 Notes. The Company updates this calculation on a quarterly basis or more frequently, if required. Criterion met.

c. Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Analysis: Both the 2015 and 2013 Notes stipulate a maximum conversion rate per $1,000 principal amount of Notes. Criterion met.

d. No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC).

Analysis: According to the terms of the Notes, failure to timely file with the SEC would not result in the Company settling any portion of the conversion option in cash. Criterion met.

e. No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.

Analysis: There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). Criterion met.

f. No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Analysis: No such provisions exist in either Note. Criterion met.

g. No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.

Analysis: No provisions to post collateral were included in either Note. Criterion met.

Conclusion

Although the conversion option meets the three criteria in ASC 815-10-25-1 to require separate derivative accounting, the conversion option also meets the scope exception afforded to contracts indexed to a company’s own stock and classified in shareholders’ equity. As such, the conversion option does not require separate derivative accounting for either the 2015 Notes or 2013 Notes.

14. Commitments and contingencies, page 86

3.	Please provide us proposed disclosure to be included in future periodic reports for all legal proceedings to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated. Please refer to ASC 450- 20-50-3 and 50-4.

Response:

The Company proposes to include in future periodic reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2011, disclosure comparable to the following disclosure for the quarter ended June 30, 2011 (relevant disclosure is highlighted in bold and italics):

Litigation — The Company is involved in various legal proceedings and other matters. In accordance with ASC 450 Contingencies, Accounting for Contingencies, the Company would record a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

On November 23, 2010, John Arditi, a former Senior Director – GCP – Regulatory Affairs of the Company, filed a Demand for Arbitration against the Company and three of its employees – the Chief Scientific Officer, the Vice President—World Wide Regulatory Affairs, and the Chief Financial Officer – claiming that the Company terminated his employment in retaliation for his purported reporting of alleged unlawful practices in connection with the Company’s clinical trials. Mr. Arditi has asserted claims for violation of the New Jersey Conscientious Employee Protection Act, wrongful discharge, breach of contract, breach of the implied covenant of good faith and fair dealing, defamation and intentional infliction of emotional distress. Mr. Arditi is seeking, among other relief, compensatory and punitive damages and counsel fees, costs and interest. Before Mr. Arditi filed his arbitration demand, the Company completed an internal investigation and retained an independent outside firm to conduct an independent investigation of Mr. Arditi’s claims. Neither investigation found any basis for his claims. The Company believes the allegations made by Mr. Arditi are without merit and intend to defend against them vigorously. The Company has not accrued any liability in this matter, as the Company does not believe it is probable that a loss has been incurred as of December 31, 2010. In addition, the Company believes that any reasonably possible losses which may be incurred would not be material to the financial statements as a whole.

Following the receipt of the Complete Response letter from the FDA regarding the NDA for AFREZZA in January 2011 and the subsequent decline of the price of the Company’s common stock, several complaints were filed in the U.S. District Court for the Central District of California against the Company and certain of its officers and directors on behalf of certain purchasers of the Company’s common stock. The complaints include claims asserted under Sections 10(b) and 20(a) of the Exchange Act and have been brought as purported shareholder class actions. In general, the complaints allege that the Company and certain of its officers and directors violated federal securities laws by making materially false and misleading statements regarding the Company’s business and prospects for AFREZZA, thereby artificially inflating the price of its common stock. The Company plans to vigorously defend against the claims advanced. The plaintiffs are seeking unspecified monetary damages and other relief. As a result, the amount or range of reasonably possible losses to which the Company is exposed cannot be estimated and the ultimate resolution of this matter and the associated financial impact to the Company, if any, remains uncertain at this time.

In February 2011, a shareholder derivative complaint was filed in the Superior Court of California for the County of Los Angeles against the Company’s directors and certain of its officers. The complaints in the shareholder derivative action allege breaches of fiduciary duties by the defendants and other violations of law. In general, the complaint alleges that the Company’s directors and certain of its officers caused or allowed for the dissemination of materially false and misleading statements regarding the Company’s business and prospects for AFREZZA, thereby artificially inflating the price of its common stock. The Company plans to vigorously defend against the claims advanced. The plaintiffs are seeking unspecified monetary damages and other relief, including reforms to the Company’s corporate governance and internal procedures. As a result, the amount or range of reasonably possible losses to which the Company is exposed cannot be estimated and the ultimate resolution of this matter and the associated financial impact to the Company, if any, remains uncertain at this time.

***

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (661) 295-4784 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

MannKind Corporation

By:	/s/ Matthew J. Pfeffer
Matthew J. Pfeffer Corporate Vice President and Chief Financial Officer